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Tanzanian Gold Corporation Provides Update On Buckreef Project

FOR IMMEDIATE RELEASE   November 4, 2019

TORONTO, November 4, 2019 (GlobeNewswire) -- Tanzanian Gold Corporation’s, (TSX:TNX) (NYSE American: TRX) (the “Company’s”) Board of Directors is pleased to provide shareholders with a simplified guide to the progress that the Buckreef Project has made since the Company acquired it. This guide is based on the 43-101 Standard of Reporting.

Regulators in Canada require that on any significant matter related to mining, listed companies must follow National Instrument 43-101 (“NI 43-101”).

Disclosures covered by NI 43-101 include news releases of mineral exploration results, reporting of resources and reserves, technical studies, various levels of feasibility studies, presentations, oral comments, and websites.

For a typical mining project the NI 43-101 Standard of Reporting recognizes several distinct stages of reporting as a project moves from exploration to production. These stages are:

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Exploration

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Preliminary Resources

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Technical Studies

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Resources and Reserves

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Preliminary Economic Assessment

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Pre-Feasibility Study

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Final Feasibility Study

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Environmental Impact Study

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Construction and Operation Plan

Each of these stages has more rigorous requirements of underlying work that must be completed in order to improve the confidence that a project is viable under a broad range of assumptions. These are increasingly demanding, such as more drilling even as part of a Final Feasibility Study that can be costly and time consuming. For example, estimates of costs in a Final Feasibility Study can be only +10% to -10% and must be based on at least 3 vendor quotes.

Various authorities have stated that it takes at least 10 years for a mining project to move from exploration to completion of a Final Feasibility Study and Environmental Impact Study, both of which are generally required for government permits, financing and developing comprehensive construction plans.

The Company firmly believes that, as illustrated by this guide to NI 43-101, the Buckreef Project has made significant advances. In June 2018, the Company published a comprehensive Pre-Feasibility Study. The authors of this study concluded that the Buckreef Project “is likely to be technically and economically feasible”. Highlights of that study, which was done at a gold price of $1,300 per oz are: an after-tax US$ NPV discounted at 5% of $131 million; an IRR of 74%; a capital payback period of 4 years; and an average LOM cash cost of US$ 735 per oz.

The Buckreef Project is now one step away from a Final Feasibility Study.

Despite the attractive metrics arising from the Pre-Feasibility Study, the Company decided to see if the Buckreef Project can be made bigger and better; and to start to collect the technical data to move the project to the Final Feasibility Stage. To date, the Buckreef Project has;

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Drilled over 10,000m using at times three drill machines operating 24 hours per day,

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Developed a geology-resource model of the entire Buckreef Mineralized Zone using technologically advanced data-mine software that will be used for future resource and reserve estimates,

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Initiated a comprehensive metallurgical review and test data based on a plant that is two times larger than the plant in the Pre-Feasibility Study, and

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Initiated a rock stress test program to determine the possibility of mining underground below the pit bottom.

It is the Company’s intention to make a Conceptual Study that incorporates all the new drilling results from the 2019 drill program as well as the data arising from the metallurgical and rock stress tests. This Conceptual Study will most likely be based on a larger open pit than that in the Pre-Feasibility Study and an underground mine that can access resources below the pit bottom. This Study will assist the Company to determine the key parameters of a Final Feasibility Study of the Buckreef Project.

Mr. James Sinclair, Executive Chairman of the Company notes “Successful world class mines are not simply discovered”, and continues by stating “They are built through years of complex scientific work to the highest of industry standards. I am delighted with the progress that our team is making to move Buckreef to a Final Feasibility stage.”

Respectfully Submitted,

“James E. Sinclair”

James E. Sinclair

Executive Chairman

For further information, please contact Michael Martin, Investor Relations, m.martin@tangoldcorp.com.com, 860-248-0999, or visit the Company website at www.tangoldcorp.com

The Toronto Stock Exchange and NYSE MKT LLC have not reviewed and do not accept responsibility for the adequacy or accuracy of this release

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. We use certain terms on this news release, such as “reserves”, “resources”, “geologic resources”, “proven”, “probable”, "measured", "indicated", or "inferred" which may not be consistent with the reserve definitions established by the SEC.  U.S. Investors are urged to consider closely the disclosure in our SEC filings.  You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml

This news release contains certain forward-looking statements and forward-looking information. All statements, other than statements of historical fact, included herein are forward-looking statements and forward-looking information that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time-to-time with the British Columbia, Alberta and Ontario provincial securities regulatory authorities.

Certain information presented in this release may constitute “forward-looking statements”  within  the  meaning  of  the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on numerous assumptions, and involve known and unknown risks, uncertainties and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements. Investors are referred to our description of the risk factors affecting the Company, as contained in our SEC filings, including our annual report on Form 20-F and Registration Statement on Form F-10, as amended, for more information concerning these risks, uncertainties, and other factors.